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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                October 31, 2003
                                                            Corporate Disclosure

                              HANARO TELECOM, INC.

                        RESOLUTION ON NEW SHARE ISSUANCE

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
1. Class and         Non-bearer Common Stocks (No.)                                           182,812,500
No. of New           ------------------------------------------------------------------------------------
Stocks               Non-bearer Preferred Stocks (No.)                                                  -
                     ------------------------------------------------------------------------------------
                     * Specifics of Preferred Stocks                                                    -
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2. Face Value Per Stock (KRW)                                                                       5,000
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                     Funds for Facilities (KRW)                                                         -
                     ------------------------------------------------------------------------------------
                                   Operating Funds (KRW)                                  585,000,000,000
                                   ----------------------------------------------------------------------
                                                   Purpose of
                                                   Acquisition                      -
                                                   ------------------------------------------------------
                                                   Company Issuing
                                                   Securities                       -
                                                   ------------------------------------------------------
                                                   Major Business                   -
                                                   ------------------------------------------------------
                                                   Capital Stock
                                                   (KRW)                            -
                                                   ------------------------------------------------------
                                                   Total assets
                                                   (KRW)                            -
                                                   ------------------------------------------------------
                                   Acquisition     Total Liabilities
3. Use of            Operating     of              (KRW)                            -
Funds                Funds         Securities      ------------------------------------------------------
                                   of Another      Relation with
                                   Corporation     Acquiring Company                -
                                                   ------------------------------------------------------
                                                   Acquisition Value
                                                   (KRW)                            -
                                                   ------------------------------------------------------
                                                   Calculation Basis
                                                   of Acquisition
                                                   Value                            -
                                                   ------------------------------------------------------
                                                   Effect of
                                                   Acquisition                      -
                                                   ------------------------------------------------------
                                                   Scheduled Date
                                                   of Acquisition                   -
                     ------------------------------------------------------------------------------------
                     Others (KRW)                                                   -
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4. Issuing           Non-bearer Common Stocks (KRW)                                                 3,200
Price of New         ------------------------------------------------------------------------------------
Stocks               Non-bearer Preferred Stocks (KRW)                                                  -
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5. Discount Rate of Issuing Price of New Stocks                                                         -
---------------------------------------------------------------------------------------------------------
6. Basis Date of New Stocks Allotment                                               -
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7. Allotment Ratio of New Stocks (No. per Stock)                                    -
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8. Priority Allotment Ratio to Employee Stock Ownership Association (%)             -
---------------------------------------------------------------------------------------------------------
                                                   Date of
                     Public Offering               Commencement                     -
                                                   ------------------------------------------------------
                                                   Date of Expiration               -
                     ------------------------------------------------------------------------------------
9.                                                 Date of
Subscription         Old Stockholders              Commencement                     -
Date                                               ------------------------------------------------------
                                                   Date of Expiration               -
                     ------------------------------------------------------------------------------------
                                                   Date of
                     Employee Stock                Commencement                     -
                     Ownership Association         ------------------------------------------------------
                                                   Date of Expiration               -
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10. Closing Date                                                           November 20, 2003
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11. Record Date of Dividend Pay-Out                                        January 1, 2003
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
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12. Delivery Date of New Stocks Certificate                                                           -
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13. Scheduled Date of Listing                                                                         -
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14. Lead Manager                                                                                      -
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15. Possibility of Assigning Preemptive Right                                                        No
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16. Method of Capital Increase                                                                Private Placement
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17. Date of BOD Resolution                                                                     August 29, 2003
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- Presence of Outside Director(s)                                               Present           Absent
                                                                                (No.)      6      (No.)               1
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- Presence of Auditor(s)                                                                              Yes
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18. Filing of Securities Registration Statement                                                    Exempted
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19. Applicability of Fair Trade Act                                                                    No
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20. Other                                                                       1. The proposed issuance hereto is conditional on
                                                                                the approval to be obtained at the Extraordinary
                                                                                Meeting of Shareholders scheduled tentatively for
                                                                                October 21, 2003.

                                                                                2. In the event that foreign ownership of the
                                                                                Company exceeds 49%, the amount that exceeds the
                                                                                limit shall not be subject to the new share issuance
                                                                                pursuant to Article 6 of Telecommunications Basic
                                                                                Law of the Republic of Korea.

                                                                                3. The newly issued shares shall be subject to a one
                                                                                (1) year lock-up period and shall be deposited at
                                                                                Korea Securities Depositary.

                                                                                4. Any decision making in relation to any changes to
                                                                                the schedule for the share issuance in line with
                                                                                discussion with investors shall be delegated to the
                                                                                Company's Representative Director & CEO.

                                                                                5. Any decision making in relation to the details of
                                                                                the share issuance that are not mentioned hereto,
                                                                                i.e., subscription and place of deposits, shall be
                                                                                delegated to the Company's Representative Director &
                                                                                CEO. Certificates for the new shares shall not be
                                                                                issued.

                                                                                6. Partial subscription
                                                                                - In the event that less than 100%, but over 90%, of
                                                                                the total issue amount is subscribed, the Board of
                                                                                Directors shall decide whether or not to issue new
                                                                                shares for such subscription.
                                                                                - In the event that less than 90% of the total issue
                                                                                amount is subscribed, the Company shall not issue
                                                                                new shares.

                                                                                7. The total amount of the issuance is US$500
                                                                                million and the exchange rate applied is
                                                                                KRW1,170.0/US$.

                                                                                8. The closing date is tentative, thus subject to
                                                                                change.

                                                                                9. The largest shareholder upon the completion of
                                                                                the share issuance:
                                                                                  - New largest shareholder : the investor group led
                                                                                by AIG and Newbridge and/or members of the group
                                                                                (Relationship to Hanaro : N/A)
                                                                                  - Objective of subscription/financing method :
                                                                                Management control over Hanaro/financing by forming
                                                                                an investment consortium

                                                                                10. The names of subscription companies have not yet
                                                                                been confirmed. The Company will make a timely
                                                                                disclosure as the parties to the proposed private
                                                                                placement hereto are confirmed.

                                                                                11. The deal is expected to be completed by the
                                                                                closing date.
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* Date of Relevant Disclosure(s)                                                                      -
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[In Case of Private Placement]
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
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                         Private Placement                                      Relation              No. of Stocks Allotted
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
An investor group led by AIG and Newbridge and/or others                            -                                   182,812,500
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